11016379

SEC Mail Processing Section

FEB 28 2011

Washington, DC
110

11-9-3/8

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 67094

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Frontegra Strategies, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Skokie Blvd., Suite 500
(No. and Street)

Northbrook	IL	60062
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William D. Forsyth, III — 847-509-9860
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Blackman Kallick, LLP
(Name – *if individual, state last, first, middle name*)

10 South Riverside Plaza, Suite 900	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/10

OATH OR AFFIRMATION

I, William D. Forsyth, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Frontegra Strategies, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

February 23, 2011
Cook County

OFFICIAL SEAL
MELISSA R ERICKSON
Notary Public - State of Illinois
My Commission Expires Aug 25, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Frontegra Strategies, LLC

Year Ended December 31, 2010

Contents

Blackman Kallick

Blackman Kallick, LLP
10 South Riverside Plaza, 9th Floor
Chicago, IL 60606

Phone 312-207-1040

Independent Auditor's Report

Members
Frontegra Strategies, LLC
Northbrook, Illinois

We have audited the accompanying statement of financial condition of **Frontegra Strategies, LLC** as of December 31, 2010, and the related statements of loss and members' equity and cash flows for the year then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Frontegra Strategies, LLC** as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Blackman Kallick, LLP

February 23, 2011

Frontegra Strategies, LLC

Year Ended December 31, 2010

Financial Statements

Frontegra Strategies, LLC

Statement of Financial Condition
December 31, 2010

Assets

Current Assets		
Cash	$	80,898
Receivables - Customers		16,994
Prepaid expenses		32,630
	$	**130,522**

Liabilities and Members' Equity

Current Liabilities - Accrued expenses	$	150
Members' Equity		130,372
	$	**130,522**

The accompanying notes are an integral part of the financial statements.

Frontegra Strategies, LLC

Statement of Loss and Members' Equity
Year Ended December 31, 2010

Revenue - Fees	$ 44,923
Expenses	
Professional fees	30,283
Insurance	1,166
State registration and filing fees	37,022
Office	3,702
Other	821
Total Expenses	72,994
Net Loss	(28,071)
Members' Equity, Beginning of Year, as Originally Presented	93,996
Prior Period Adjustment	32,447
Members' Equity, Beginning of Year, as Restated	126,443
Members' Contributions	32,000
Members' Equity, End of Year	**$ 130,372**

The accompanying notes are an integral part of the financial statements.

Frontegra Strategies, LLC

Statement of Cash Flows
Year Ended December 31, 2010

Cash Flows from Operating Activities		
Net loss	$	(28,071)
Adjustments to reconcile net loss to net cash used in operating activities		
Increase in		
Receivables - Customers		(16,994)
Prepaid expenses		(79)
Accrued expenses		150
Net Cash Used in Operating Activities		(44,994)
Cash Flows from Financing Activities		
Repayment from affiliate		7,391
Members' contributions		32,000
Net Cash Provided by Financing Activities		39,391
Net Decrease in Cash		(5,603)
Cash, Beginning of Year		86,501
Cash, End of Year	**$**	**80,898**

The accompanying notes are an integral part of the financial statements.

Note 1 - Industry Operations

Frontegra Strategies, LLC (formerly known as Frontegra Alternative Strategies, LLC) (the Company) was formed on March 15, 2005 as a Delaware limited liability company. The Company is a registered securities broker-dealer that provides investment banking and financial advisory services to institutional money managers, who privately place nonregistered securities.

Note 2 - Summary of Significant Accounting Policies

Aspects of the Limited Liability Company

As a limited liability company, each member's liability is limited to the capital invested. Under the operating agreement, the Company has one class of member interest, and each member's interest is proportional to the number of equity units acquired by the member to the total number of units issued by the Company. Allocation of profits, losses and distributions is in accordance with the terms as defined in the operating agreement. The Company shall remain in perpetuity unless sooner terminated, as provided in the operating agreement.

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on the Company's earnings. Accordingly, the financial statements do not reflect a provision for income taxes.

Cash

The Company maintains its cash in a bank account, which at times may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on cash.

Receivables-Customers

Receivables are carried at original invoice amount less any estimates made for doubtful receivables. Management determines the allowances for doubtful accounts by reviewing and identifying troubled accounts on a monthly basis and by using historical experience applied to an aging of accounts. Receivables are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded when received.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Summary of Significant Accounting Policies (Continued)

Revenue Recognition

Revenue is realized from fees for services provided, or as a percentage of the amount of securities raised. These fees are recognized as earned when the related deal is consummated.

Subsequent Events

The Company has evaluated subsequent events through February 23, 2011, the date the financial statements were available to be issued.

Note 3 - Uniform Net Capital Rule

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital rule may effectively restrict the payment of dividends. As of December 31, 2010, the Company had net capital of $80,748, which $55,748 was in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was 0.00 to 1.

Note 4 - Major Customer

In 2010, revenues from two customers amounted to 100% of the Company's fee revenue. The amount of fee revenue from these customers was $36,094 and $8,829. The receivable balance for these customers was $16,994 as of December 31, 2010.

Note 5 - Prior Period Adjustment

The Company's management determined that, during 2009, the Company improperly expensed 2010 filing fees that were paid in 2009. Accordingly, the financial statements reflect a correction for an understatement of prepaid expenses and net income. The effect of this restatement on these financial statements is to increase members' equity and prepaid expenses as of January 1, 2010 by $32,447.

Supplemental Information

Blackman Kallick

Blackman Kallick, LLP
10 South Riverside Plaza, 9th Floor
Chicago, IL 60606

Phone 312-207-1040

Independent Auditor's Report on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

Members
Frontegra Strategies, LLC
Northbrook, Illinois

We have audited the accompanying financial statements of **Frontegra Strategies, LLC** as of and for the year ended December 31, 2010, and have issued our report thereon dated February 23, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the following schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Blackman Kallick, LLP

February 23, 2011

Frontegra Strategies, LLC

Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934
December 31, 2010

Broker or Dealer: Frontegra Strategies, LLC	As of December 31, 2010

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

1	Total ownership equity from Statement of Financial Condition - Item 1800			$ 130,372	[3480]
2	Deduct: Ownership equity not allowable for net capital			$ -	[3490]
3	Total ownership equity qualified for net capital			$ 130,372	[3500]
4	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			$ -	[3520]
	B. Other (deductions) or allowable credits (List)			$ -	[3525]
5	Total capital and allowable subordinated liabilities			$ 130,372	[3530]
6	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 49,624	[3540]		
	1 Additional charges for customers' and non-customers' security accounts	$ -	[3550]		
	2 Additional charges for customers' and non-customers' commodity accounts	$ -	[3560]		
	B. Agreed fail-to-deliver	$ -	[3570]		
	1 Number of items _______[3450]				
	C. Aged short security differences less reserve of $_________[3460] number of units __________[3470]	$ -	[3580]		
	D. Secured demand note deficiency	$ -	[3590]		
	E. Commodity futures contracts and spot commodities-proprietary capital charges	$ -	[3600]		
	F. Other deductions and/or charges	$ -	[3610]		
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(e)(x)	$ -	[3615]		
	H. Total deduction and/or charges			$ 49,624	[3620]
7	Other additions and/or allowable credits (List)			$ -	[3630]
8	Net capital before haircuts on securities positions			$ 80,748	[3640]

* Total non-allowable assets balance consists of prepaid expenses and receivables.

See independent auditor's report on supplementary information required by Rule 17a-5 of the Securities and Exchange Commission.

9	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$ -	[3660]		
	B. Subordinated securities borrowings	$ -	[3670]		
	C. Trading and investment securities:				
	1 Bankers' acceptances, certificates of deposit and common paper	$ -	[3680]		
	2 U.S. and Canadian government obligations	$ -	[3690]		
	3 State and municipal government obligations	$ -	[3700]		
	4 Corporate obligations	$ -	[3710]		
	5 Stocks and warrants	$ -	[3720]		
	6 Options	$ -	[3730]		
	7 Arbitrage	$ -	[3732]		
	8 Other securities	$ -	[3734]		
	D. Undue concentration	$ -	[3750]		
	E. Other (List)	$ -	[3736]	-	[3740]
10	Net capital			$ 80,748	[3750]

OMIT PENNIES

See independent auditor's report on supplementary information
required by Rule 17a-5 of the Securities and Exchange Commission.

Frontegra Strategies, LLC

Supplementary Information Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
December 31, 2010

Broker or Dealer: Frontegra Strategies, LLC	As of December 31, 2010

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11 Minimum net capital required (6 2/3% of line 18)			$	9	[3756]
12 Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note A			$	25,000	[3758]
13 Net capital requirement (greater of line 11 or line 12)			$	25,000	[3760]
14 Excess net capital (line 10 less line 13)			$	55,748	[3770]
15 Net capital less greater of 10%of line 18 or 120% of line 12			$	50,748	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16 Total A.I. liabilities from Statement of Financial Condition				$	150	[3790]
17 Add:						
A. Drafts for immediate credit	$	-	[3800]			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	-	[3810]			
C. Other unrecorded amounts (List)	$	-	[3820]	$	-	[3830]
18 Total aggregate indebtedness				$	150	[3840]
19 Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	-	[3850]
20 Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%	-	[3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21 2% of combined aggregate debt items (or $250,000 or greater) as shown in formula for reserve requirements pursuant to Rule 15c3-3 prepared as of date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	-	[3870]
22 Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note A	$	-	[3880]
23 Net capital requirement (greater of line 21 or line 22)	$	-	[3760]
24 Excess capital (line 10 less line 23)	$	-	[3910]
25 Net capital in excess of the greater of:			
A. 5% of combined aggregate debit items	$	-	[3920]

See independent auditor's report on supplementary information
required by Rule 17a-5 of the Securities and Exchange Commission.

The Company claimed an exemption from Rule 15c3-3 based on it maintaining a special account for the exclusive benefit of customers. Therefore, the Company has omitted the schedules of "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3."

Blackman Kallick

Blackman Kallick, LLP
10 South Riverside Plaza, 9th Floor
Chicago, IL 60606

Phone 312-207-1040

Independent Auditor's Report on Internal Control

Members
Frontegra Strategies, LLC
Northbrook, Illinois

In planning and performing our audit of the financial statements of **Frontegra Strategies, LLC** as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

BK

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses.

However, we identified the following deficiency in *internal control* that we consider to be material weakness, as defined above. This condition was considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of **Frontegra Strategies, LLC**. as of and for the year ended December 31, 2010, and this report does not affect our report thereon dated February 23, 2011.

In 2009, the Company recognized as an expense, certain 2010 registration filing fees when paid. The effect of this error was material to the financial statements for the years ended December 31, 2010 and 2009. Under the accrual basis method of accounting, these expenses should have been deferred in 2009 and expensed in 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except for the deficiency in internal control referred to above, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Blackman Kallick, LLP

February 23, 2011

Blackman Kallick

10 South Riverside Plaza
9th Floor
Chicago, IL 60606

Phone: 312-207-1040
Fax: 312-207-1066

BlackmanKallick.com

Frontegra Strategies, LLC

Financial Statements for the Year Ended December 31, 2010

Financial Statements   Blackman Kallick